UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2026

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

Origin R&D Center, Shuangbutou Village,

Xushuang Road, Songzhuang Town

Tongzhou District, Beijing, China 101119

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Completion of Sale of Securities

As previously reported in the Report on Form 6-K furnished by Origin Agritech Limited (the "Company") to the Securities and Exchange Commission on February 2, 2026, on February 1, 2026, the Company entered into three Securities Purchase Agreements with two individual investors and one investment company for the sale of 2,000,000 ordinary shares, no par value, at a price of US$1.40 per share, for total gross proceeds of US$2,800,000, payable in two installments.

The Company received the first installment in February 2026 and the second installment on August 31st, 2026, and has received the full subscription amount of US$2,800,000. On September 16, 2026, the Company issued the 2,000,000 ordinary shares to the investors, registered in the investors' names with the Company's transfer agent by book entry. Immediately before the issuance, the Company had 12,144,586 ordinary shares issued and outstanding. Following the issuance, the Company has 14,144,586 ordinary shares issued and outstanding. No warrants were issued and no placement agent fees were paid in connection with the sale. To the Company's knowledge, none of the investors is an affiliate of the Company or any of its directors or executive officers.

The ordinary shares were offered and sold in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The ordinary shares have not been registered under the Securities Act, are "restricted securities," and may not be offered or sold in the United States absent registration or an available exemption from registration. The Company has no obligation to register the ordinary shares for resale.

The Company intends to use the net proceeds for general working capital, expansion of its research and development activities, including the operations of its subsidiaries and affiliated entities, and repayment of debt, and expects to prioritize working capital and research and development spending.

On October 13, 2026, the Company issued a press release announcing completion of the sale. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press release dated October 13, 2026: "Origin Agritech Receives Full US$2.8 Million from Previously Announced Private Placement at US$1.40 Per Share"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Weibin Yan
Name: Mr. Weibin Yan
Title: Chief Executive Officer

Dated: October 13, 2026